UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2023

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

The information contained in this report on Form 6-K, including Exhibits 99.1, 99.2, 99.3 and 99.4, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting

On April 18, 2023, Immunocore Holdings plc (the “Company”) distributed a notice of annual general meeting to be held at the offices of Cooley (UK) LLP, 22 Bishopsgate, London EC2N 4BQ, United Kingdom and electronically via meetnow.global/IHCAGM2023 on May 16, 2023 at 2:00 p.m. (British Summer Time) (the “AGM”), a form of proxy, and its annual report and accounts for the year ended December 31, 2022 (the “UK Annual Report”) to the holders of the Company’s ordinary shares in connection with the Company’s AGM. The notice of AGM and the form of proxy are furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

On or about April 18, 2023, Citibank, N.A., in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), commenced mailing notice materials and voting instruction cards to ADS holders to enable ADS holders of record as of April 10, 2023 to instruct the Depositary to vote the ordinary shares represented by their ADSs. The Depositary’s notice of AGM to ADS holders and the ADS voting instruction card are furnished as Exhibits 99.3 and 99.4, respectively, to this report on Form 6-K.

The UK Annual Report and other materials related to the AGM are posted on the investor relations section of the Company’s website at https://ir.immunocore.com.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual General Meeting.

99.2	Form of Proxy.

99.3	Depositary’s Notice of Annual General Meeting.

99.4	American Depositary Share Voting Instruction Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date: April 18, 2023	By:	/s/ Bahija Jallal, Ph.D.
		Name:	Bahija Jallal, Ph.D.
		Title:	Chief Executive Officer